                                                                    EXHIBIT 99.7

         INTEGRATED SECURITY SYSTEMS, INC. ANNOUNCES EXCHANGE OFFER:
                    EXCHANGE WARRANTS FOR PUBLIC WARRANTS

         IRVING, TEXAS (February 26, 1998) - Integrated Security Systems, Inc. (Nasdaq: IZZI) announced today that it has commenced an offer to exchange new Redeemable Common Stock Purchase Warrants (the "Exchange Warrants") in return for the Company's currently outstanding Redeemable Common Stock Purchase Warrants (the "Public Warrants"). Each Public Warrant accepted in the offer will be exchanged for one Exchange Warrant.

         The offer is expected to qualify as a tax-free reorganization under the Internal Revenue Code of 1986. The offer commences today and will expire at midnight, New York City time, on April 17, 1998.

         Each Exchange Warrant to be issued in the offer entitles the holder to purchase 2.1 shares of the Company's Common Stock until April 20, 1999, at an exercise price of $3.17 per share of Common Stock, subject to certain adjustments. The Exchange Warrants are redeemable for $.25 per Exchange Warrant, at the option of the Company, upon 30 days' written notice.

         The purpose of the Company's offer to exchange the Public Warrants for the Exchange Warrants is to (i) provide the holders of the outstanding Public Warrants with a longer opportunity to profit from the exercise of the warrants,
(ii) modify the terms providing for the adjustment of the exercise price and the number of shares purchasable upon exercise of the warrants, and (iii) permit the Company and the Transfer Agent to modify the exercise price from time to time without obtaining the consent of any of the holders of the Exchange Warrants.

         The exchange offer will be subject to various terms and conditions described in offering materials to be distributed to warrant holders later this week.

         The Board of Directors of the Company has approved the offer but is not making any recommendation to warrant holders as to whether to tender Public Warrants. Each warrant holder should decide whether to tender warrants, and if so, how many.

         Requests for further information about the offer may be directed to the Company at (972) 444-8280.

         Headquartered in Irving, Texas, the Company is a developer, manufacturer and national supplier of total security solutions for the industrial and commercial marketplaces. The Company is also a leading supplier of automatic gates and lane changers to the U.S. road and bridge industry. The Company conducts its manufacturing, distribution and systems integration activities as a holding company through four wholly-owned subsidiaries, B&B Electromatic, Inc., Golston Company, Innovative Security Technologies, Inc. and Tri-Coastal Systems, Inc.

Contact:

         Integrated Security Systems, Inc.
         Gerald K. Beckmann, President and Chief Executive Officer Holly J. Burlage, Vice President, Finance
         (214) 444-8280

         or

         The Company's Investor Relations Counsel:
         The Equity Group Inc.
         Loren B. Goldstein
         (212) 836-9604
         lgoldstein@equityny.com